July 17, 2014

Larry Spirgel

Assistant Director

Celeste M. Murphy

Legal Branch Chief

Emily Drazan

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

C. Wolters Consultants, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 18, 2014

File No. 333-196878

The following are the Company’s responses to your comment letter of July 9, 2014:

General

1.

Please revise the contact phone number on the cover page of the filing to allow direct contact to the current company.

Revised to show Mr. Wolters current phone number of 702-4182068

2.

Revise statements throughout the prospectus that suggest current operations. For example, revise references to your “limited operating history” and your need to “maintain and attract new business.”  Refrain from making statements predicated upon experience in the field or preface these statements as expectations.  For example, clarify the statement “[w]hen making proposals for fixed-fee engagements, we estimate the costs and timing for completing the engagements.” These are just examples of disclosures that suggest current operations or that proposed operations are possible in the near future and that do not address the time, costs and risks involved with becoming operational. The prospectus should consistently communicate that you intend to commence operation only after the development of an informational website and that the development of that website is wholly contingent upon the success of the offering.

Revised to clarify that there are no current operations.

Prospectus Cover Page

3.

Revise the prospectus cover page, Dilution and Management’s Discussion and Analysis or Plan of Operation sections to also reflect the sale of shares halfway between the offering minimum and offering maximum.

Revised to reflect sales halfway between the minimum and maximum.

Risk Factors, Page 8

4.

Within your risk factors discuss the restrictions imposed on shell companies, including the unavailability of Rule 144 for resales of restricted securities.

144 Risk Factor added.

The Company must be deemed a "Shell" company as that term is defined in Rule 144(i) promulgated by the SEC under the Securities Act of 1933, as amended (the "Act") because we have had only nominal operations to date.

Reliance upon Rule 144 for Resales

Shareholders who hold shares which are not subject to a registration statement under the Act often rely upon Rule 144 for their resale. Rule 144 is not available for the resale of securities initially issued by Shell companies (other than a business combination related Shell company) or a Registrant that has been, at any time previously, a reporting or non-reporting Shell company, unless the issuer meets specified conditions. A security holder may resell securities pursuant to Rule 144's safe harbor if the following conditions are met:

a)

The issuer of securities that was formerly a reporting or non-reporting Shell company has ceased to be a Shell;

b)

The issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act");

c)

The issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to filed such reports and materials), other than Form 8K reports; and

d)

At least one year has elapsed from the time the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a Shell company.

Form 8K Requirements

Form 8K requires disclosure of transactions involving a reporting Shell company that ceases to be a Shell company, typically involving a reverse merger or acquisition. The issuer is required to file a report on Form 8K to report the following: a material definitive agreement under Item 1.01 of Form 8K; completion of acquisition or disposition of assets under Item 2.01 of Form 8K; changes in control under Item 5.01 of Form 8K; and information that would be required in a registration statement on Form 10 to register a class of securities under Section 12 of the Exchange Act.

Form S8

Form S8 under the Securities Act prohibits companies whichare Shell Companies from using Form S8.

If a company ceases to be a Shell company, it may use Form S8 sixty calendar days after the company files "Form 10 information," which is information that a company would be required to file in a registration statement on Form 10 if it were registering a class of securities under Section 12 of the Exchange Act. This information would normally be reported on a current report on Form 8K reporting the completion of a transaction that caused the company to cease being a Shell company.

Reduced Liquidity or Illiquidity of our Common Stock Securities

Our common stock is currently subject to quotation on the OTCBQ market. There is currently no active trading market in our common stock on the OTCBQ market. Shareholders who invested in our shares of common stock while we are deemed to be a Shell company invested in securities that are considered to be illiquid and cannot be sold pursuant to the exemption provided under Rule 144 as long as the Company is a Shell company.

As a result of our classification as a shell company, our investors are not allowed to rely on the "safe harbor" provisions of Rule 144, promulgated pursuant to the Securities Act of 1933, so as not to be considered underwriters in connection with the sale of our securities until one year from the date that we cease to be a shell company. This will likely make it more difficult for us to attract additional capital through subsequent unregistered offerings, because purchasers of securities in such unregistered offerings will not be able to resell their securities in reliance on Rule 144, a safe harbor on which holders of restricted securities usually rely to resell securities. Additionally, as we may not register our securities on Form S-8 this may result in our inability to compensate employees and consultants as cost -effectively as companies that are not Shells , which may then have an adverse effect on the ongoing operations of the Company .

Management’s Discussion And Analysis Or Plan Of Operations, page 20

5.

Please revise the Results of Operations discussion to disclose your expenses through March 31, 2014 and to what extent your sole officer and director has advanced payment for these expenses.  Disclose that the advances are non-interest bearing and are due upon demand.

Revised to include information through March 31, 2014 and to disclose that the sole officer and director has advanced payment for all these expenses and that the advances are non-interest bearing and due upon demand.

6.

Expand this section to provide detailed information regarding your proposed business plan prior to and after the commencement of operations.  Describe the various steps involved in your proposed business plan, a time line for achieving each step and the associated costs.  Explain how you intend to fund these costs, taking into account the various levels of proceeds from the offering, the costs of being a reporting company and your ability/inability to raise further capital. Clarify how the allocation of varying levels of funds to each step will impact that step or end products.  For example, explain the impact to marketing and advertising activities if you sell the maximum shares offered under this registration statement as opposed to the minimum number.

The following was added:

MILESTONES

Below is a brief description of our planned activities, which we expect to commence immediately after the offering is completed and the proceeds have been received and accepted.

MONTHS 1 TO 3

The anticipated activities undertaken during months 1 to 3 following the completion of this offering assume that we will be able to raise at least $105,000 gross in this Offering or through other financing means. If we are not able to raise sufficient capital, we will scale our business development accordingly. There can be no assurance that we will be able to raise the required $105,000, or any funds at all, to implement our business plan as laid out below.

During the first three months, we plan to:

REQUIREMENTS & UX DESIGN

Our management team will work with a third-party Web development company to gather the requirements and agree on the format for our website and begin the initial phases of outlining our website as a sales and informational tool. We expect that this period will require an expenditure of approximately $5000.

MONTHS 4 TO 6

During the following three months, we expect to achieve the following:

The third-part Web development company will build and develop the website. The website will be designed with keywords expected to result in the most search results.  We expect that this period will require an expenditure of approximately $10,000.

MONTHS 7 TO 12

•

TESTING / DEPLOYMENT

MONTHS 7 TO 12

During the following six months, we expect to achieve the following:

•

Correct any detected discovered defects;

•

Promote the website to freelancers and small sized businesses.

•

Initiate listings on Google, Yahoo and similar or related sites.

We expect that this period will require an expenditure of approximately $15,000 with the option to increase the advertising exposure in the event more than $40,000 is raised.

7.

You state that the minimum amount of proceeds contemplated in the offering would allow for operations to last 6 months.  Please disclose what operations will occur during this 6-month period.

These initial operations would be aimed mainly at attracting initial clients including a web presence and other marketing measures as disclosed in the newly added milestones.

Legal Matters, page 27

8.

We note your disclosure that Abby Ertz, Esq. has provided the legal opinion for this filing.  However, Exhibit 5.1 is a legal opinion by Mr. Harold P. Gewerter, Esq.  Please reconcile this disclosure with your exhibit.

Revised to Harold P. Gewerter, Esq.

Part II – Information Not Required In Prospectus, page II-1

Recent Sales Of Unregistered Securities, page II-1

9.

For each issuance of unregistered securities disclosed please provide all of the relevant information required by Item 701 of Regulation S-K, including the dates of issuance and exemption from registration relied upon.

Dates of issuance and Reg. D. 506 disclosure added.

Statement of Changes in Stockholders’ Deficit, page F -6

10.

You indicated on page 14 that the total shares of common stock issued and outstanding prior to the offering was 2.75 million.  However, we note that you presented 1 million shares issued and outstanding on the statement of changes in stockholders’ deficit and balance sheet.  Please revise to correct this difference accordingly.

Revised.

11.

Please revise and reconcile the amount of additional paid-in capital with the balance sheet.

Revised.

Statement of Cash Flows, page F-7

12.

Please refer to the “Period From January 12, 2012 (Inception) To March 31, 2014” column. We note that net cash used by operating activities does not agree with the net balance of common stock issued for services and the net loss. Please revise to correct this difference accordingly.

Revised.

Very truly yours,

/s/ Carl E. Wolters

Carl E. Wolters / President

C. Wolters Consultants, Inc.

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